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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	212 701 5674 fax
New York, NY 10017	richard.truesdell@davispolk.com

October 9, 2009

Re:	Cobalt International Energy, Inc. (the “Company”)
Registration Statement on Form S-1
Filed September 4, 2009
File No. 333-161734

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

This letter is in response to your letter dated October 5, 2009.  We have set forth your comments followed by the Company’s response.  We are also sending under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on September 4, 2009.

General

1.     You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

We have revised disclosure throughout the prospectus and formulated this letter in response to this comment.

2.     Please file executed copies of all omitted exhibits, including legality opinion, tax opinion, underwriting agreement, partnership agreement, omnibus agreement, etc., as soon as possible. Also file all material contracts as exhibits. Once you file all the omitted items, we may have additional comments.  Ensure that you allow sufficient time for our review in each case.

We have filed additional exhibits 10.7, 10.8 and 21.1 in response to this comment. The remaining exhibits will be filed shortly in order to allow sufficient time prior to the date of effectiveness of the Registration Statement for you to review these documents.

3.     In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

We have reduced the number of blanks throughout the Registration Statement in response to this comment.  Other blanks will be filled in prior to the date of effectiveness of the Registration Statement as such information becomes available, other than pricing information under Rule 430A which will be completed in the final prospectus.

4.     Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

We do not propose to include any additional artwork or graphics in the prospectus. Should this change and we propose to include additional artwork or graphics in the prospectus, we will provide you with copies, together with accompanying captions, if any, prior to printing and distributing the preliminary prospectus.

Risk Factors, page 17

5.     Several of your risk factors use language stating that “there can be no assurance that...” or similar language. However, the risk is not your ability to give assurance, but the underlying situation.  Please eliminate language that mitigates or qualifies the risk that you present.  For example, remove the clauses “there can be no assurance,” “there can be no certainty,” “we cannot be certain,” “beyond our control,” “we are not able to predict” and the term “inherent.”  Also avoid beginning sentences with “although” or “while.”

We have revised our risk factors in response to this comment.  See pages 17 to 23 and 25 to 27.

We may not achieve our exploration and production objectives, page 19

6.     Eliminate generic risks that could apply to any issuer or any offering.

We have deleted this risk factor and revised certain other risk factors in response to this comment. See pages 19, 20, 23 and 24.

Management’s Discussion and Analysis of Financial Condition and Results or Operations

Overview, page 42

7.     We note your disclosure explaining that Cobalt International Energy, L.P. will become a direct or indirect subsidiary of Cobalt International Energy, Inc. prior to or concurrent with the offering.  Please expand this and all similar disclosures to clarify the reason for the ambiguity surrounding the question of whether this will be a direct or indirect exchange.  Please also clarify whether you intend to continue holding the business within the limited partnership legal structure and whether your reorganization will retire both the limited and general partnership interests that are currently outstanding.

Upon the completion of our corporate reorganization, Cobalt International Energy, Inc. will hold the majority of the limited partnership interests, and all of the general partnership interests, of Cobalt International Energy, Inc. directly.  The remaining limited partnership interests will be held indirectly through special purpose entities.  Our business will continue to be conducted through the limited partnership legal structure.  Accordingly, we have revised the disclosure in response to this comment.  See pages 10, 14, 15, 17, 36, 40, 42, 52, 98, F-6 and F-21.

Contractual Obligations, page 51

8.     Please add a total column to the contractual obligation table to comply with Item 303(a)(5) of Regulation S-K.

We have revised the contractual obligation table in response to this comment.  See page 51.

Compensation Discussion and Analysis, page 106

9.     Please provide the information required by Item 402 of Regulation S-K.

We have revised the disclosure in response to this comment.  See pages 106 to 116.

Cobalt International Energy, Inc.’s Financial Statements

General

10.  Tell us why you have not included an audited balance sheet for Cobalt International Energy, Inc. as of a point within 135 days of filing your registration statement as would ordinarily be required under Rule 3-01(a) of Regulation S-X.

We believe that the Company qualifies as a “business combination related shell company”.  Pursuant to Section 1160 of the Commission’s “Division of Corporate Finance Financial Reporting Manual”, if the registrant is a “business combination related shell company” the registrant’s financial statements may be omitted.  A “shell company” is defined in Rule 405 as a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has:

1.             No or nominal operations; and

2.             Either:

i.              No or nominal assets;

ii.             Assets consisting solely of cash and cash equivalents; or

iii.            Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company has no operation and no assets.

A “business combination related shell company” is defined in Rule 405 as a shell company (as defined in Rule 230.405) that is:

1.             Formed by an entity that is not a shell company solely for the purpose of changing the corporate domicile of that entity solely within the United States; or

2.             Formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in Rule 230.165(f)) among one or more entities other than the shell company, none of which is a shell company.

The Company was formed by Cobalt International Energy, L.P. for the sole purpose of effecting a corporate reorganization. Accordingly, we respectfully submit that we are not required to include an audited balance sheet for Cobalt International Energy, Inc. in the registration statement.

Cobalt International Energy, L.P. — Interim Financial Statements, page F-2

Note 4 — New Accounting Pronouncements, page F-8

11.  Please provide subsequent event disclosures relative to the interim period ended June 30, 2009 to comply with SFAS 165.

We note that under the heading, “Basis of Presentation” of Note 1 to our Interim Financial Statements we state that, “[t]he accompanying unaudited condensed consolidated financial statements reflect management’s evaluation of subsequent events through the time of filing our initial registration statement on Form S-1 on September 4, 2009, the date of issuance of the financial statements.” We therefore respectfully submit that no further disclosures are necessary to comply with SFAS 165.

Cobalt International Energy, L.P. — Annual Financial Statements, page F-15

Note 15 — Subsequent Events, page F-30

12.  We note that you entered into a 10-year alliance with TOTAL on April 6, 2009 under which you will be the operator during the exploration and appraisal phases covering 216 leases.  Please expand your disclosures to address the following points.

•      Specify how you intend to account for your investment, including your proportionate share of costs and reimbursements from TOTAL.

•      Clarify whether the $300 million reimbursement from TOTAL will cover the first amounts allocable to you based on your ownership interest or some portion of total estimated costs of exploration and appraisal.

•      Explain how decisions about development based on the results of exploration will be made, indicate whether you would remain the operator if development is pursued, and describe any cost sharing provisions governing such activity.

•      Explain how the success of the five-well program will be measured and used in calculating the amount earned under the $180 million award provision.

•      Discuss the manner by which the cost of counterparty participation will be determined in the event that other oil and natural gas lease interests are acquired by either you or TOTAL in the U.S. Gulf of Mexico area of mutual interest.

We have revised Note 15 to our Annual Financial Statements in response to this comment.  See page F-31.  For purposes of clarity on bullet point one above, the costs we share with TOTAL which do not require reimbursement are invoiced directly to TOTAL in accordance with their working interest commitment through the Company’s joint interest billing systems.

Closing Comments

As requested, we note that the Company has delivered to you under separate cover a letter dated the date hereof acknowledging that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•      Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•      the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr., Esq.

cc:	Joseph H. Bryant
David J. Beveridge, Esq.
Christopher J. Cummings, Esq.